

May 24, 2013

Via E-Mail
Mr. Richard F. Hobbs
Chief Financial Officer
Sensient Technologies Corporation
777 East Wisconsin Ave.
Milwaukee, WI 53202

> **Re: Sensient Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 15, 2013**
> **File No. 1-07626**

Dear Mr. Hobbs:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Risk Factors

There are many laws and regulations applicable to our industries…, page 9

1.   With a view towards future disclosure, please tell us how material to your business is compliance with health and safety regulations. In this regard, we note a number of public reports discussing health and safety concerns at the company's facility in Indianapolis.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation</u>

<u>Grants of Plan-Based Awards, page 42</u>

2.   To the extent that you benchmark any elements of compensation against a peer group, please include such disclosure in your future filings. In this regard, your disclosure in the second paragraph states that target bonus award levels are generally between the 50th and 75th percentile of comparable companies' practices for most executive positions. You should expand your disclosure to also discuss how actual compensation compared to the target benchmark. While on page 32 you disclose that the total realizable pay ranked above the median, such disclosure does little to clarify where this actual element of compensation fell relative to the benchmark.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti, Staff Attorney at (202) 551-3369 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding our comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief